UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

YINLIPS TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

98584G102

(CUSIP Number)

Kevin DePrimio
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

(310) 843-9300 _
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98584G102

1.	Names of Reporting Persons. Kevin DePrimio
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power 62,653(1)
Shares Beneficially	8.	Shared Voting Power 0
Owned by Each	9.	Sole Dispositive Power 62,653 (1)
Reporting Person With:	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	62,653 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)0. 81%(2)

14.	Type of Reporting Person (See Instructions)
IN

(1) Includes 39,375 shares and a warrant to purchase 23,278 shares owned by the Reporting Person.

(2) Based on 7,690,795 shares of Common Stock outstanding as of November 14, 2008 and the warrant referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated November 14, 2008, to Schedule 13D is filed on behalf of Kevin DePrimio (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on January 25, 2008 (the “Schedule 13D”) relating to the common stock, $.0001 par value per share (the “Common Stock”), of Yinlips Technology, Inc. (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration.

On January 3, 2007, the Reporting Person acquired directly from the Issuer 248,374 shares of Common Stock at an aggregate purchase price of $175 and a warrant to purchase 248,374 shares of Common Stock at an exercise price of $0.0001 per share (the "Warrant") for an aggregate purchase price equal to $87.50. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of January 3, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

As more fully described in Item 4, which is incorporated herein by reference, on November 14, 2008 in connection with a share and warrant exchange transaction, the Reporting Person canceled 208,999 shares and a warrant to purchase 225,096 shares owned by the Reporting Person, which decreased the number of shares beneficially owned by the Reporting Person from 496,748 shares to 62,653 shares. The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4. Purpose of Transaction

On September 22, 2008, the Company entered into a Share and Warrant Exchange Agreement with Podium Technology Limited, a British Virgin Islands corporation (“Podium”) and all of the shareholders of Podium (the “Exchange”). The Exchange closed on October 17, 2008. On November 14, 2008, Zhao Zifeng, our Chief Executive Officer and Chairman of the Board, purchased 6,500,000 shares of Common Stock at a per share purchase price of $0.415 (the “Purchase Right”). Each of the shareholders and warrantholders of the Issuer prior to the Exchange agreed to cancel 0.91867 shares of common stock and warrants to purchase 0.98943 shares of Common Stock held by each of them for each one (1) share of Common Stock purchased by Mr. Zhao pursuant to the Purchase Right (the “Share and Warrant Cancellation”). Pursuant to the Share and Warrant Cancellation, an aggregate of 5,971,390 shares of Common Stock and warrants to purchase 6,431,299 shares of Common Stock were cancelled.

The foregoing summary of the Exchange is qualified in its entirety by reference to the copy of the Share and Warrant Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2008.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 62,653 shares of Common Stock, representing 0.81% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of November 14, 2008).

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 62,653 shares of Common Stock beneficially owned by the Reporting Person.

(c) All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 62,653 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Share Exchange and Warrant Exchange Agreement, dated September 22, 2008, by and among SRKP 17, Inc., Podium and all of the shareholders of Podium (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 17, 2008

KEVIN DEPRIMIO

By:	/s/ Kevin DePrimio
By: Kevin DePrimio

EXHIBIT INDEX

Exhibit 1
Share Exchange and Warrant Exchange Agreement, dated September 22, 2008, by and among SRKP 17, Inc., Podium and all of the shareholders of Podium (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2008).